1. ORGANIZATION AND NATURE OF BUSINESS

RHCA Securities LLC (the "Company') was formed as a Limited Liability Company in Texas in 2014. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), effective February 10, 2015. The Company's office is located in Houston, Texas. The Company is a wholly-owned subsidiary of Rock House Capital Advisors, LLC (the "Parent").

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The Company is engaged to provide merger, acquisition, divestiture and advisory services to emerging growth and middle market companies. The Company will also provide assistance in raising debt and equity capital through the private placement of securities.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Going Concern
The financial statements have been prepared on a going concern basis which assumes the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company incurred a loss from operations in 2015 and expects to incur further losses in the future, thus raising substantial doubt about the Company's ability to continue as a going concern. The ability to continue as a going concern is dependent upon the Company generating profitable operations in the future and/or to obtain the necessary financing from the Parent to meet its obligations and repay its liabilities arising from normal business operations when they come due. Management plans to obtain the necessary financing to meet its obligations during 2015. These financials do not include any adjustments relating to the recoverability and reclassification of recorded asset amounts, or amounts and classifications of liabilities that might result from this uncertainty.

Fair Value of Financial Instruments
Cash, prepaid expenses and payables are short-term in nature and accordingly are reported in the statement of financial condition at fair value or carrying amounts that approximate fair value.

Income Tax
The Company is treated as a flow-through entity for income tax purposes. As a result, the net taxable income of the Company and any related tax credits, for federal income tax purposes, are deemed to pass to the Parent and are included in the Parent's members' personal tax returns even though such net taxable income or tax credits may not actually have been distributed. Accordingly, no tax provision has been made in the financial statements since the income tax is a personal obligation of the individual members of the parent. The Company is subject to state income tax. The Company has no provision for estimated Texas margin taxes for the year ended December 31, 2015.

Subsequent Events
The Company has evaluated all transactions from December 31, 2015 through the financial statement issuance date for subsequent event disclosure consideration.

3. **NET CAPITAL REQUIREMENTS**

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2015, the Company had net capital of $6,461 which was $1,461 in excess of its required net capital of $5,000. The Company's net capital ratio was 0 to 1 at December 31, 2015.

4. **LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS**

During the year ended December 31, 2015, there were no subordinated liabilities to the claims of general creditors. Accordingly, a statement of changes in liabilities subordinated to claims of general creditors has not been included in these financial statements.

5. **SIPC SUPPLEMENTAL REPORTING**

The Company is exempt from the filing of the SIPC Supplemental Report as net operating revenues are less than $500,000.

6. **CONCENTRATION OF CREDIT RISK**

It is the company's policy to review, as necessary, the credit standing of each counter-party. The Company's financial instruments that are subject to concentrations of credit risk primarily consist of cash. The Company places its cash with one high credit quality institution. At times, such cash may be in excess of the FDIC insurance limits. The Company believes that it is not exposed to any significant risk related to cash.

7. **CONTINGENCIES**

In the ordinary course of conducting its business, the Company may be subjected to loss contingencies arising from lawsuits. Management believes that the outcome of such matters, if any, will not have a material impact on the Company's financial condition or results of future operations.

8. **RELATED PARTY TRANSACTIONS**

The Parent began providing Chief Compliance Officer services to the Company in October 2015, totaling $14,700 in 2015. The Parent also provides certain office and administrative services to the Company. In return, the Company pays the Parent a monthly common sharing cost allocation fee. For the year ended December 31, 2015, the Company incurred allocation fees from the Parent of approximately $7,860, which was reflected in general and administrative expenses in the accompanying statement of operations and changes in member's equity. The existence of this association creates operating results and a financial position significantly different than if the companies were autonomous.

9. **COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3**

The Company operates under the provisions of Paragraph (k) (2) (i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k) (2) (i) provide that the Company will not hold customer funds or safe keep customer securities. Under these exemptive provisions, the Computation for Determination of Reserve

Requirements and the disclosure of Information Relating to Possession or Control Requirements are not required.

During the year ended December 31, 2015, in the opinion of management, the Company has maintained compliance with the conditions for the exemption specified in paragraph (k)(2)(i) of Rule 15c3-3.